25002027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46816

SEC Mail Processing
MAR 03 2025
Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICBC Standard Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1185 6th Avenue, Suite 1505
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Qian Wang	212-407-5002	qian.wang@icbcstandard.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rayfield & Licata, PC
(Name – if individual, state last, first, and middle name)

25B Vreeland Road, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

1/11/2005	1442
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Roncevich swear (or affirm) that, to the best of my knowledge and belief, the Financial report pertaining to the firm of ICBC Standard Securities Inc., as of 12/31, 2 024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BOYA LI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LI0028390
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES AUGUST 30, 2028

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rayfield & Licata
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ICBC Standard Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBC Standard Securities Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ICBC Standard Securities Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ICBC Standard Securities Inc.'s management. Our responsibility is to express an opinion on ICBC Standard Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ICBC Standard Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as ICBC Standard Securities Inc.'s auditor since 2005.

Rayfield & Licata

February 28, 2025
Florham Park, New Jersey

25B Vreeland Road, Suite 200, Florham Park, NJ 07932

(973) 740-0200 • Fax (973) 740-1084

Website www.rayfield-licata.com

Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 23,016,385
Securities failed to deliver	534,592
Due from affiliate	714,015
Deferred income tax asset	610,152
Other assets	54,254
Total assets	$ 24,929,398
Liabilities and Stockholder's Equity	
Liabilities	
Payable to customers	$ 534,592
Due to affiliates	331,354
Accrued compensation and benefits	3,906,515
Accrued expenses and other liabilities	173,913
Total liabilities	4,946,374
Stockholder's Equity	
Common stock ($1 par value)	
5,000 shares authorized	
3,000 shares outstanding	3,000
Paid in capital	6,148,184
Retained earnings	13,831,840
Total stockholder's equity	19,983,024
Total liabilities and stockholder's equity	$ 24,929,398

See notes to financial statement

Notes to Statement of Financial Condition

December 31, 2024

Note 1. Organization and Summary of Significant Accounting Policies

A. Organization

The Company provides securities transactions chaperoning services on an agency basis to its non-U.S. affiliates, primarily ICBC Standard Bank Plc, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company chaperones transactions in non-U.S. securities involving U.S. institutional investors that are executed, cleared and settled predominately in non-U.S. markets. Securities transactions effected by its non-U.S. affiliates with or on behalf of U.S. institutional investors and intermediated by the Company may include: (i) non-U.S. equity and debt securities and (ii) non-U.S. private primary market offerings of debt and equity securities provided such activity is otherwise permissible. In addition, the Company's representatives may also review, and distribute independent third-party research reports to U.S. institutional investors that have been prepared by non-U.S. affiliates. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

The Company is a wholly owned subsidiary of ICBC Standard NY Holdings Inc. and an affiliate of ICBC Standard Resources (America) Inc. through common ownership, management and administrative staff. ICBC Standard NY Holdings Inc. is a wholly owned subsidiary of ICBC Standard Bank Plc which is owned sixty percent by Industrial and Commercial Bank of China Limited (ICBC) and forty percent by Standard Bank Group Limited.

B. Securities Transactions

For the year ended December 31, 2024, all of the Company's activities consisted of serving in an agency capacity and chaperoning securities transactions for non-U.S. affiliates pursuant to the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. As such, the Company is required to maintain books and records that identify open trades and failed transactions. Additionally, the Company is required to take a net capital charge for aged failed transactions, even if the foreign broker-dealer is required to take a net capital charge under foreign law. Securities failed to deliver chaperoned by the Company for non-U.S. affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934 are recorded in the statement of financial condition at the selling price of the securities including any accrued interest for fixed income securities with a corresponding amount recorded as payable to customers.

C. Share-based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value-based method. The fair value for equity-settled plans is determined on the grant date and related compensation cost is recognized over the relevant vesting period with a corresponding credit to equity. At each reporting date, the estimate of the number of equity-settled options expected to vest is reassessed and adjusted against income and equity over the remaining vesting period. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income. For shadow share options, the portion of the liability funded by an affiliated entity was credited to equity.

D. Income Taxes

The Company is included in the consolidated Federal income tax returns filed by its Parent with an affiliate, ICBC Standard Resources (America) Inc. In addition, the Company is included in the combined state and local income tax returns filed by an affiliate, ICBC New York Branch. Under the groups' tax sharing policies, income taxes are allocated to the Company on a separate return basis. Any income taxes due for the consolidated or combined groups are remitted by affiliates to the taxing authorities on behalf of the consolidated or combined entities. The Company reimburses or is reimbursed by the affiliates for its allocated portion of income taxes.

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2024, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.

Note 2. Related Party Transactions

The Company has an agreement with ICBC Standard Bank Plc which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing securities transactions chaperoning services for affiliates pursuant to Rule l5a-6 of the Securities Exchange Act of 1934.

As of December 31, 2024, the Company recorded securities failed to deliver and a corresponding payable to customers of $534,592 in its statement of financial condition related to securities transactions chaperoned by the Company for non-U.S. affiliates in accordance with Rule 15a-6 under the Securities Exchange Act of 1934. Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company took a capital charge in its computation of net capital as of December 31, 2024 related to this matter. All securities failed to deliver reported on the statement of financial condition as of December 31, 2024 were settled by February 28, 2025 with no financial impact to the Company.

Standard International Holdings S.A. (SIH), an affiliated entity, had a cash-settled shadow share options-based compensation plan which it closed in a prior year. Paid in capital includes approximately $120,000 related to SIH's capital contribution to fund the plan.

A limited number of employees were granted share options under an equity-settled share-based compensation plan of the Standard Bank Group (SBG) called the Group Share Incentive Plan. This plan provided rights to employees to acquire ordinary shares of the SBG at the value of the SBG share price at the date the option is granted. Paid in capital includes approximately $31,000 related to this plan.

ICBC Standard Bank Plc Group also has a cash-settled share-based compensation plan called the ICBC Standard Bank Plc Quanto Stock Unit Plan (Quanto Plan). As a member entity of the Group, this plan covers certain employees of the Company. The plan awarded employees Quanto Stock Units denominated in U.S. dollars for no consideration. The value of the awards is based upon the Industrial and Commercial Bank of China Limited shares listed on the Hong Kong Stock Exchange. In addition to these share-based awards, the Group operates a parallel plan whereby certain employees are granted Deferred Cash Awards. For awards granted on March 1, 2024 and future periods, the Quanto Plan has been replaced with the ICBCS Deferred Performance Plan (DPP), which will replace the Quanto Stock Unit with an ICBC Standard Bank Plc Notional Share for employees that meet specified criteria. This Plan is initially anchored to ICBC Standard Bank Plc's net asset value attributable to ordinary shareholders as of December 31, 2023, as defined in the consolidated statement of changes in shareholder's equity of ICBC Standard Bank Plc, and then annually adjusted to ICBC Standard Bank Plc's return on equity for the relevant performance year. Similar to the Quanto Plan, ICBC Standard Bank Plc Notional Shares are awarded for no consideration and will be cash settled upon vesting. Deferred cash awards will remain unchanged. The DPP and Quanto Plan will run parallel until the final Quanto Plan awards vest and settle.

The awards generally vest one-third per year with the awards becoming fully vested at the end of a three-year period. Depending on the grant year and type of award (i.e., Quanto Plan, DPP or Deferred Cash Awards), the exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning either twelve or eighteen months after the award date and ending either thirty-six or forty-two months after the award date. However, certain awards for specified key management have slightly longer vesting, exercise and settlement terms. The statement of financial condition includes an accrued compensation liability of approximately $2,000,000 for the Quanto Plan, DPP and the Deferred Cash Award arrangements sponsored by the Group. The Company paid approximately $610,000 to settle these arrangements during 2024.

The following table summarizes units/shares activity under the Quanto and DPP Plans:

	Quanto Stock Units	DPP Notional Shares	Total
Outstanding at January 1, 2024	226,874		226,874
Awarded		482,600	482,600
Exercised	(73,066)		(73,066)
Transferred out/lapses	(23,116)		(23,116)
Outstanding at December 31, 2024	130,692	482,600	613,292

The following table summarizes details related to unexercised Quanto Stock Units and DPP Notional Shares:

Award Date	Expiration Date	Grant Price on Award Date	Outstanding at December 31, 2024
March 2019	March 2025	$6.03	1,460
March 2021	September 2026	$5.04	10,318
March 2022	September 2027	$4.04	45,950
March 2023	September 2028	$4.04	72,964
March 2024	March 2030	$1.58	482,600
			613,292

As of December 31, 2024, approximately $639,800 of compensation costs related to unexercised Quanto Stock units, DPP Notional Shares and deferred cash incentives have not been recognized. Such costs will be recorded over the remaining vesting periods as follows:

Year ending December 31,		
2025	$	338,700
2026		182,600
2027		86,100
2028		29,000
2029		3,400
	$	639,800

Due from affiliate of $714,015 as of December 31, 2024 consists of due from ICBC Standard Bank Plc primarily related to settlement of revenue sharing and fee arrangements for the year ended December 31, 2024. The balance due from ICBC Standard Bank Plc as of December 31, 2023 was $799,685 related to these arrangements during the year ended December 31, 2023.

Due to affiliates of $331,354 as of December 31, 2024, consists of $117,855 due to ICBC New York Branch related to tax sharing with this affiliate for state and local income tax matters, and $213,499 due to ICBC Standard Resources (America) Inc. related to the below discussed matters.

In the normal course of business, the Company and ICBC Standard Resources (America) Inc., an affiliated entity, pay certain expenses on behalf of each other. The Company and the affiliate reimburse each other for these payments. In addition, the Company has an expense sharing agreement with this affiliate which establishes the basis by which ICBC Standard Resources (America) Inc. charges the Company for use of its facilities and other goods and services.

Note 3. Employee Savings Plan

The Company's Parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $179,000 to the plan in 2024.

Note 4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows:

Accrued compensation	$	610,152
Total deferred income tax asset	$	610,152

The Company is included in the consolidated Federal tax returns filed by its Parent and combined state and local tax returns filed by an affiliate. These consolidated and combined tax returns are subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2021 through 2024.

Note 5. Credit Risk

The Company maintains its cash balances in savings and checking accounts with financial institutions in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institutions.

Note 6. Contingencies

Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight of those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authority. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

Note 7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $18,257,829 which was $17,928,071 in excess of its required minimum net capital of $329,758. The Company's ratio of aggregate indebtedness to net capital was .27 to 1 at December 31, 2024.

Note 8. Subsequent Events

The Company has performed a review of subsequent events through February 28, 2025, the date the financial statement was issued.

ICBC Standard Securities

ICBC Standard Securities Inc.
1185 6th Avenue, Suite 1505 New York | NY 10036

20250218-17036-QW-ICBC